The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these notes, and we are not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

Preliminary Pricing Supplement (To Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038 April 3, 2014

US$[           ]

PRINCIPAL AT RISK CALLABLE FIXED RATE DUAL RANGE ACCRUAL USD LIBOR AND S&P 500® INDEX

LINKED NOTES DUE APRIL 29, 2024

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	Variable Price Re-Offer	Series:	Global Medium-Term Notes, Series A
Original Trade Date:	April 24, 2014(*)	Original Issue Date:	April 29, 2014(*)
CUSIP:	06741UBT0	Denominations:	Minimum denominations of US$1,000 and in integral multiples of US$1,000 thereafter.
ISIN:	US06741UBT07

Payment at Maturity:

If your Notes are not redeemed early by us pursuant to the “Redemption at the Option of the Company” provision, and you hold the Notes to maturity, for each $1,000 principal amount Note you will receive a cash payment (subject to our credit risk) on the stated Maturity Date, determined as follows:

•                   If the Final Index Level is greater than or equal to the Final Barrier Level: $1,000

•                   If the Final Index Level is less than the Final Barrier Level: an amount equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Index Return. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Index Return]

If the Final Index Level declines by more than 50% from the Initial Index Level, you will lose 1% of the principal amount of your Note for every 1% that the Final Index Level falls below the Initial Index Level. As such, you will lose some or all of your principal at maturity if the Final Index Level declines from the Initial Index Level by more than 50%.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” in this preliminary pricing supplement.

[Terms of Notes continue on next page]

	Price to Public(1)	Agent’s Commission(1)(2)	Proceeds to Barclays Bank PLC(1)(2)
Per Note	At Variable Prices	3.00%	97.00%
Total	At Variable Prices	$	$

(1)Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a maximum commission equal to $[30.00] per $1,000 principal amount, or [3.00]%, resulting in a minimum aggregate proceeds to Barclays Bank PLC of $[    ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that, such prices are not expected to be less than $[970.00] or greater than $[1,000] per $1,000 principal amount. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.  See “Selected Risk Factors—The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors” below for additional detail.

(2) The total Agent’s Commission and Proceeds to Barclays Bank PLC, will be based on the aggregate dollar amount of notes sold by Barclays Bank PLC to Barclays Capital Inc. as determined on the Original Trade Date.

Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $900.00 and $941.80 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.  We may decide to sell additional Notes after the date of this preliminary pricing supplement, at issue prices and with commissions and aggregate proceeds that differ from the amounts set forth above.  In addition, the estimated value of the Notes on the date any additional Notes are priced for sale to be traded will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may be lower or higher than our estimated value of the Notes on the Original Trade Date, but in no case will be less than $900.00 per Note.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” on page PPS-2 below.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” on page PPS-2 below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Index:

S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the index, see the information set forth under “Non-Proprietary Indices—Equity Indices — S&P 500® Index” in the accompanying index supplement.

Final Barrier Level:	[ ], which is 50.00% of the Initial Index Level.	Initial Index Level:	[ ], which is the closing level of the Index on the Original Trade Date.
Final Valuation Date:	April 22, 2024(*)(**)	Maturity Date:	April 29, 2024(*)(**) subject to Redemption at the Option of the Company (as set forth below).
Index Return:	The performance of the Index from the Initial Index Level to the Final Index Level, expressed as a percentage and calculated as follows:	Final Index Level:	The Index level on the Final Valuation Date.
Final Index Level – Initial Index Level
Initial Index Level

Index Level:

For any Scheduled Trading Day, the closing value of the Index published at the regular weekday close of trading on that Scheduled Trading Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>“  or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-98 of the accompanying prospectus supplement.

Index Barrier: The Index Barrier will be determined on the Original Trade Date and will not exceed 65.00% of the Initial Index Level.	Inside Range Rate:	[6.00]% per annum. The actual Inside Range Rate will set on the Original Trade Date and will not be less than 6.00% per annum.

	Business Day Convention/Day Count Fraction:	Following, unadjusted; 30/360

Reference Rate:	6-month LIBOR. See “Reference Rate” on page PPS-10 for additional information.
Interest Rate Formula:	For each Interest Period, the interest rate per annum will be equal to the product of (1) the Inside Range Rate and (2) the Accrual Factor.
Interest Payment Dates:	Payable quarterly in arrears on the 29th day of each January, April, July and October, commencing on July 29, 2014 and ending on the Maturity Date or the Early Redemption Date, if applicable.
Interest Period:

The first Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Reference Rate Barrier:	6.00%
Rate Cut-Off:

For any Interest Period, (A) the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate on such fifth Business Day prior to that Interest Payment Date and (B) the Index Level for any day from and including the fifth Scheduled Trading Day prior to the related Interest Payment Date will equal the Index Level observed on such fifth Scheduled Trading Day prior to that Interest Payment Date.

Accrual Factor:

For any Interest Period, the number of calendar days in the applicable Interest Period on which (A) the Reference Rate observed on a calendar day is less than or equal to the Reference Rate Barrier and (B) the Index Level observed on such day is greater than or equal to the Index Barrier (an “Accrual Day”), divided by the total number of calendar days in the applicable Interest Period.  Notwithstanding anything else to the contrary, (x) the Reference Rate on any calendar day in an Interest Period that is not a Business Day will equal the Reference Rate observed on the immediately preceding Business Day and (y) the Index Level on any calendar day in an Interest Period that is not a Scheduled Trading Day will equal the Index Level observed on the immediately preceding Scheduled Trading Day on which no Market Disruption Event has occurred or is continuing.

For purposes of determining the Interest Payment, if any, payable with respect to each Interest Period, if the Index is subject to a Market Disruption Event on any day that would otherwise be a Scheduled Trading Day during an Interest Period, the Index Level on such date will equal the Index Level observed on the immediately preceding Scheduled Trading Day on which no Market Disruption Event has occurred or is continuing.  See “Reference Assets—Indices—Market Disruption Events Relating to Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” starting on page S-95 of the accompanying prospectus supplement for additional information on the events that will be deemed to be a Market Disruption Event.

Scheduled Trading Day:

The term “scheduled trading day”, with respect to the Index, has the meaning set forth under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date occurring on or after April 29, 2015, provided we give at least five Business Days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of your Notes together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

(*) Depending on the actual date on which the Notes are priced for sale to public, which will be the Original Trade Date, any reference in this preliminary pricing supplement to the months in which the Original Issue Date, Interest Payment Dates, Final Valuation Date and Maturity Date will occur is subject to change.

(**) Subject to postponement in the event of a Market Disruption Event.  See “Reference Assets -Indices-Market Disruption Events Relating to Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” starting on page S-95 of the accompanying prospectus supplement for additional information on the events that will be deemed to be a Market Disruption Event.  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a Market Disruption Event on such date.  The Maturity Date will be postponed if the Final Valuation Date is postponed due to the occurrence or continuance of a Market Disruption Event with respect to the Index on the Final Valuation Date.  In such a case, the Maturity Date will be postponed by the same number of business days from but excluding the originally scheduled Final Valuation Date.  See “Terms of the Notes—Maturity Date” in the accompanying prospectus supplement for additional information.

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary pricing supplement relates.  Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, the index supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, the prospectus supplement, the index supplement and this preliminary pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•                  Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the index supplement and final pricing supplement (when completed) and this preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “pricing date”) based on prevailing market conditions on the pricing date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately twelve months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

Barclays Capital Inc., or another affiliate of ours, or a third party distributor may purchase and hold some of the Notes for subsequent resale at variable prices after the initial issue date of the Notes.  There may be circumstances where investors may be offered to purchase those Notes from one distributor (including Barclays Capital Inc. or an affiliate) at a more favorable price than from other distributors.  Furthermore, from time to time, Barclays Capital Inc. or an affiliate may offer and sell the Notes to purchasers of a large number of the Notes at a more favorable price than a purchaser acquiring a lesser number of the Notes.

At our sole option, we may decide to offer additional Notes after the original trade date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this preliminary pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may differ significantly from our estimated value of the Notes on the original trade date, but in no case will be less than $900.00.

We urge you to read the “Selected Risk Factors” beginning on page PPS-2 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the pricing date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any repayment of principal or any other amounts owed to you under the terms of the Notes.

•                Your Investment May Result in a Loss; You Could Lose Your Entire Principal Investment in the Notes— The Notes do not guarantee any return of principal.  The Notes provide for limited protection (subject to our credit risk) at maturity and only to the extent afforded by the Final Barrier Level.  However, if the Final Index Level declines from the Initial Index Level by more than 50.00%, you will lose an amount equal to 1.00% of the principal amount for every 1.00% that the Final Index Level has fallen below the Initial Index Level.  Moreover, if the Index Level declines to zero, then you will lose your entire investment in the Notes.  Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.  For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” in this preliminary pricing supplement.

•                The Payment at Maturity on Your Notes Will Be Based on the Index Level on the Final Valuation Date, Which Occurs Approximately Ten Years After the Original Issue Date—If the Final Index Level declines from the Initial Index Level by more than 50.00%, you can lose up to your entire principal investment in the Notes.  The Final Index Level will be based on the closing level of the Index on the Final Valuation Date, which is a date that is approximately ten years following the Original Issue Date.  Because the Payment at Maturity on your Notes, if any, is based solely on the performance of the Index on the Final Valuation Date, your investment in the Notes entails taking a position on the performance of the Index as of a date that occurs approximately ten years after the Original Issue Date.  During this ten year period, a multitude of factors, including, among other things, political, economic, regulatory, environmental and military events, can have a significant impact on the performance of the Index.  Many of these factors and events are unpredictable.  Making accurate long-term predictions regarding the performance of equities indices, such as the Index, is exceedingly difficult, if not impossible, and, as such, an investment in the Notes subjects you to significant market risk.  Moreover, in contrast to the Notes, which expose investors to full principal risk if the Final Index Level is less than the Final Barrier Level, a majority of instruments with similar maturities to the Notes are principal protected (subject to the creditworthiness of the relevant issuer).  As such, in light of the fact that your principal investment in the Notes is at risk, the Notes are significantly riskier than many other instruments with similar maturities and therefore should not be viewed by investors as being comparable to standard fixed income investments.

•                The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Closing Level on the Final Valuation Date—The Final Index Level of the Index will be based solely on the Index Level on the Final Valuation Date (which will occur approximately ten years following the Original Issue Date).  Therefore, if the Index Level of the Index drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop.  Please see “Selected Risk Factors—The Payment at Maturity on Your Notes Will Be Based on the Index Level on the Final Valuation Date, Which Occurs Approximately Ten Years After the Original Issue Date” for further discussion on the timing of the observation of the Index Level for purposes of determining the Payment at Maturity, if any.

•                  Reference Rate / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate and/or the Index.  Instead the amount of interest payable on the Notes for any Interest Period is dependent on whether, during a given Interest Period, the Reference Rate is less than or equal to the Reference Rate Barrier, and the Index Level is greater than or equal to the Index Barrier.  For each calendar day in an Interest Period on which the Reference Rate is less than or equal to the Reference Rate Barrier and the Index Level is greater than or equal to the Index Barrier, interest will accrue at the Inside Range Rate; conversely, for each calendar day in an Interest Period on which the Reference Rate is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier, no interest will accrue.

PPS-2

As a result, if the Reference Rate is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier.  Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period.  If, on every calendar day in an Interest Period, the Reference Rate is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier, then you will receive no interest payments for that Interest Period.  If the Reference Rate is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you will receive no interest payments on your Notes throughout their term.

•                  The Amount of Interest Payable on the Notes Related to Any Interest Period is Capped—The interest rate on the Notes for each quarterly Interest Period will be limited to the Inside Range Rate, regardless of any changes in either the Reference Rate or the Index Level during the term of the Notes.

•                  Potential Return Limited to Any Interest Payments —The return on the Notes, if any, is limited to the quarterly interest payments, if any.  You will not participate in any appreciation in the principal amount of your Notes (even though your principal investment on the Notes is subject to loss) regardless of any increase in the Index Level (which may be significant).  Moreover, interest will not accrue, with respect to any calendar day in an Interest Period on which the Reference Rate is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier.  It is possible that you will not receive any interest payments during the term of the Notes.  Please see “Selected Risk Factors—Reference Rate / Interest Payment Risk” above for additional information.

•                  The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors— Barclays Capital Inc. proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you paid for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction costs, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

•                  The Notes Will Be Subject to Redemption at Our Option—We may redeem the Notes prior to the Maturity Date on any Interest Payment Date, beginning on the date specified on the cover page hereof. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes.  In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments.  If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes until such early redemption, but you will not receive any future interest payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.

•                  Rate Cut-Off—The Reference Rate with respect to each day from and including the fifth Business Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, a “Reference Rate Cut-Off Date”) to but excluding such related Interest Payment Date will be the Reference Rate in effect on such Reference Rate Cut-Off Date, and the Index Level with respect to each day from and including the fifth Scheduled Trading Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, an “Index Level Cut-Off Date”) to but excluding such related Interest Payment Date will be the Index level in effect on such Index Level Cut-Off Date.  As such, if the Reference Rate on the Reference Rate Cut-Off Date is greater than the Reference Rate Barrier, no interest will accrue for that day or the remainder of the Interest Period, even if the Reference Rate is less than or equal to the Reference Rate Barrier on any day during that time.  Similarly, if the Index Level on the Index Level Cut-Off Date is less than the Index Barrier, no interest will accrue for that day or the remainder of the Interest Period, even if the Index Level is greater than or equal to the Index Barrier on any day during that time.

PPS-3

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  The Historical Performance of the Reference Rate and the Index Are Not an Indication of Their Future Performance—The historical performance of the Reference Rate and the Index should not be taken as an indication of their future performance during the term of the Notes.  Changes in the levels of either the Reference Rate or the Index will affect the value of the Notes, but it is impossible to predict whether such levels will rise or fall.  There can be no assurance that the Final Index Level will be greater than or equal to the Final Barrier Level.  Furthermore, the historical performance of the Reference Rate and the Index does not reflect the return the Notes would have had because they do not take into account each other’s performance or the Inside Range Rate.  For additional information about the Index and the Reference Rate see “Reference Rate” and “Information Regarding the Index” below.

•                  Changes in the Method Pursuant to Which the LIBOR Rates Are Determined May Adversely Affect the Value of the Notes—Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to the calculation of LIBOR across a range of maturities and currencies, and certain financial institutions that are member banks of the British Bankers’ Association (the “BBA”), an organization previously involved in setting daily LIBOR, including Barclays, have entered into agreements with the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission and/or the U.K. Financial Services Authority in order to resolve the investigations.  In addition, in September 2012, the U.K. government published the results of its review of LIBOR, commonly referred to as the “Wheatley Review.”  The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates, new regulatory oversight and enforcement mechanisms for rate-setting and the corroboration of LIBOR, as far as possible, by transactional data. Based on the Wheatley Review, on March 25, 2013, final rules for the regulation and supervision of LIBOR by the U.K. Financial Conduct Authority (the “FCA”) were published (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls.  The FCA Rules took effect on April 2, 2013.  ICE Benchmark Administration Limited (the “LIBOR Administrator”), a subsidiary of IntercontinentalExchange Group, Inc., took over the administration of LIBOR as of February 1, 2014. It is not possible to predict the effect of the FCA Rules, the change in LIBOR administrator, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, each of which may adversely affect the trading market for LIBOR-based securities.  In addition, any changes announced by the FCA, the LIBOR Administrator or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged change in the reported LIBOR rates.  If that were to occur and to the extent that the value of the Notes is affected by reported LIBOR rates, the value of the Notes may be affected.  Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations will continue to be adopted and the timing of such changes may adversely affect the current trading market for LIBOR-based securities and the value of the Notes.

•                  No Dividend Payments or Voting Rights— As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed any interest payments

PPS-4

that you receive on the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income in respect of the Notes in excess of any interest payments you receive on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of any interest payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis.  Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.  Moreover, at our sole option, we may decide to sell additional Notes after the Original Trade Date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this preliminary pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade may differ significantly from our estimated value of the Notes on the Original Trade Date.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and May be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

PPS-5

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Original Trade Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products.  These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the Reference Rate or that are included in, related to changes in or linked to the Index.  Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  Additional Potential Conflicts—As described above, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth and Investment Management, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth and Investment Management will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth and Investment Management as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth and Investment Management is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth and Investment Management is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth and Investment Management, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Reference Rate and the Index Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Reference Rate and the Index; the time to maturity of the Notes; interest and yield rates in the market generally; the dividend rate on the common stocks underlying the Index; a variety of economic, financial, political, regulatory or judicial events; and our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

PPS-6

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula.   The following illustrates the process by which the interest rate and interest payment amount are determined for each Interest Period during the term of the Notes.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, the Reference Rate and the Index Level are determined.  The Reference Rate is then evaluated relative to the Reference Rate Barrier (that is, whether the Reference Rate on that calendar day is less than or equal to the Reference Rate Barrier, which shall be 6.00%) and the Index Level is evaluated relative to the Index Barrier (that is, whether the Index Level on that calendar day is greater than or equal to the Index Barrier, which shall be set on the Original Trade Date and will not exceed 65.00% of the Initial Index Level).  Under the Interest Rate Formula, the amount of interest payable on the Notes is dependent on the Accrual Factor.  The Accrual Factor for any Interest Period is a fraction, where the numerator is the number of calendar days in the applicable Interest Period on which (A) the Reference Rate observed on a calendar day is less than or equal to the Reference Rate Barrier and (B) the Index Level observed on such day is greater than or equal to the Index Barrier, and the denominator is the total number of calendar days in that Interest Period.

Step 2: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is less than or equal to the Reference Rate Barrier and the Index Level is greater than or equal to the Index Barrier, interest will accrue at the Inside Range Rate (the Inside Range Rate will be set on the Original Trade Date and will be equal to at least 6.00% per annum); conversely, for each calendar day in an Interest Period on which the Reference Rate is greater than the Reference Rate Barrier or the Index Level is less than the Index Barrier, no interest will accrue.

Stated mathematically, the interest rate per annum will be equal to the product  of (1) the Inside Range Rate and (2) the Accrual Factor (as determined in Step 1).  The maximum possible per annum interest rate for any Interest Period is the Inside Range Rate, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that are not Accrual Days.  As a result, the per annum interest rate for any Interest Period could potentially be zero. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period (rounded to five decimal places) by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction (90/360 in light of the quarterly Interest Payment Dates).  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following table and examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period based on the total number of calendar days in an Interest Period on which (A) the Reference Rate on a calendar day is less than or equal to the Reference Rate Barrier and (B) the Index Level on such day is greater than or equal to the Index Barrier (each an “Accrual Day”).    For purposes of these examples, we have

PPS-7

assumed that the Inside Range Rate for the Interest Period is 6.00%.  We have further assumed that the Notes have quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).  These values and assumptions have been chosen arbitrarily for the purposes of the below examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate or of the Index.  The specific terms for each issuance of Notes will be determined on the Original Trade Date.  Numbers in the table below have been rounded for ease of reference.

Number of Accrual Days in the Interest Period	Annualized rate of Interest Payment
0	0.00000%
15	1.00000%
30	2.00000%
45	3.00000%
60	4.00000%
75	5.00000%
90	6.00000%

Example 1: If, on every calendar day during the relevant Interest Period, the value of the Reference Rate is less than or equal to the Reference Rate Barrier and the Index Level is greater than or equal to the Index Barrier, the number of Accrual Days would be equal to the number of calendar days in the Interest Period.  In this case, interest would accrue at the Inside Range Rate of 6.00% for every day in the Interest Period.  As a result, the per annum interest rate for that Interest Period would be equal to the Inside Range Rate of 6.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $15.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 6.00% × (90/360) = 1.50000%

Interest Payment = $1,000 × 1.50000% = $15.00

Example 2: If, on every calendar day during the relevant Interest Period, (A) the value of the Reference Rate is greater than the Reference Rate Barrier or (B) the Index Level is less than the Index Barrier, there would be no Accrual Days in the relevant Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If (A) the value of the Reference Rate is less than or equal to the Reference Rate Barrier on 33.33% of the calendar days in the relevant Interest Period and (B) the Index Level is greater than or equal to the Index Barrier on 33.33% of the calendar days in the relevant Interest Period, but either (A) the Reference Rate is greater than the Reference Rate Barrier or (B) the Index Level is less than the Index Barrier on the other 66.67% of the relevant calendar days, the number of Accrual Days in the relevant Interest Period would be equal to 33.33% of the total number of calendar days in that Interest Period.  In this case, interest would accrue at the Inside Range Rate of 6.00% for 33.33% of the days in that Interest Period, while no interest would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.00000%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (6.00% × 0.3333) = 2.00000%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $5.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.00000% × (90/360) = 0.50000%

Interest Payment = $1,000 × 0.50000% = $5.00

PPS-8

HYPOTHETICAL PAYMENT AT MATURITY (excludes any Interest Payment payable at maturity)

The following illustrate the hypothetical amounts payable at maturity.  The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes.  The numbers appearing in the following table have been rounded for ease of analysis.  Note that, for purposes of the hypothetical payment at maturity calculations set forth below, we are assuming that (i) the Initial Index Level is 1,890.90, (ii) the Final Barrier Level with respect to the Index is 945.45 (the Initial Index Level multiplied by 50.00%, rounded to the nearest hundredth) and (iii) the Notes are not redeemed prior to maturity pursuant to “Redemption at the Option of the Company” as described on the cover page hereof and the Notes are held until maturity.  The hypothetical examples set forth below do not take into account any tax consequences from investing in the Notes.

The payment at maturity, in addition to any final interest payment, will depend on whether the Final Index Level is greater than or equal to or less than the Final Barrier Level.  You will receive (subject to our credit risk) a payment at maturity equal to the principal amount of your Notes only if the Final Index Level is greater than or equal to the Final Barrier Level.

If the Final Index Level is less than the Final Barrier Level, you will receive (subject to our credit risk) a payment at maturity that is less, and possibly significantly less, than the principal amount of your Notes, calculated by the Calculation Agent as an amount equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Index Return.  As such, if the Final Index Level has depreciated by more than 50.00% relative to the Initial Index Level, you may lose some or all of the principal amount of your Notes at maturity.

Final Index Level	Index Return	Payment at Maturity*
3,781.80	100%	$1,000.00
3,592.71	90%	$1,000.00
3,403.62	80%	$1,000.00
3,214.53	70%	$1,000.00
3,025.44	60%	$1,000.00
2,836.35	50%	$1,000.00
2,647.26	40%	$1,000.00
2,458.17	30%	$1,000.00
2,269.08	20%	$1,000.00
2,079.99	10%	$1,000.00
1,985.45	5%	$1,000.00
1,890.90	0%	$1,000.00
1,796.36	-5%	$1,000.00
1,701.81	-10%	$1,000.00
1,607.27	-15%	$1,000.00
1,512.72	-20%	$1,000.00
1,418.18	-25%	$1,000.00
1,323.63	-30%	$1,000.00
1,229.09	-35%	$1,000.00
1,134.54	-40%	$1,000.00
945.45	-50%	$1,000.00
756.36	-60%	$400.00
567.27	-70%	$300.00
378.18	-80%	$200.00
189.09	-90%	$100.00
0	-100%	$

*Per $1,000 principal amount Note (excludes any Interest Payment payable at maturity)

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The Index Level increases from an Initial Index Level of 1,890.90 to a Final Index Level of 3,214.53.
Because the Final Index Level of 3,214.53 (representing an increase of 70.00%) is greater than the Initial Index Level of 1,890.90, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

PPS-9

Example 2: The Index Level decreases from an Initial Index Level of 1,890.90 to a Final Index Level of 1,701.81.

The Final Index Level of 1,701.81 (representing a decline of -10.00% from the Initial Index Level) is less than the Initial Index Level of 1,890.90, but greater than the Final Barrier Level of 945.45. As such, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The Index decreases from an Initial Index Level of 1,890.90 to a Final Index Level of 567.27.

The Final Index Level of 567.27 (representing a decline of -70.00% from the Initial Index Level) is less than the Final Barrier Level of 945.45. As such, the investor will receive a Payment at Maturity of $300.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Index Return]

$1,000 + [$1,000 x -70.00] = $300.00

Reference Rate

The Reference Rate with respect to any calendar day will be determined by the Calculation Agent by reference to LIBOR with an index maturity of 6 months and an index currency of U.S. dollars as displayed on Reuters Page LIBOR01 on the relevant date.  Please see the information contained in “Reference Assets—Floating Interest Rate—LIBOR” starting on page S-78 of the Prospectus Supplement, as modified by “Supplemental Terms of the Notes” in the document, for additional detail, including information on procedures that will be applied by the Calculation Agent when the Reference Rate cannot be determined in the manner described above on any date.

Reference Rate Historical Information

The following graph sets forth the historical percentage levels of the Reference Rate for the period from January 2, 2008 to April 2, 2014.  The Reference Rate on April 2, 2014 was 0.32800%. The historical levels of the Reference Rate should not be taken as an indication of its future performance.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PPS-10

Information Regarding the Index

As noted above, the Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets..

The above information supplements the description of the Index found in the accompanying index supplement.  For more details about the Index, the index sponsor and license agreement between the index sponsor and the issuer, as well as certain risk factors that you should consider, see “Reference Assets—Non-Proprietary Indices—Equity Indices—S&P 500® Index” and “Risk Factors” on page IS-36 and IS-2, respectively, of the accompanying index supplement.

Historical High, Low and Closing Levels of the Index

You should not take the historical levels of the Index as an indication of the future performance of the Index.  The closing level of the Index has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the Index during any period shown below is not an indication that the Index is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the Index.  The actual performance of the Index over the life of the offered notes, as well as the payment at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the Index for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012 and 2013 and the first calendar quarter of 2014 (through April 2, 2014).  We obtained the closing levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Quarterly High, Low and Closing Levels of the Index

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	1447.16	1273.37	1322.70
June 30, 2008	1426.63	1278.38	1280.00
September 30, 2008	1305.32	1106.39	1166.36
December 31, 2008	1161.06	752.44	903.25
March 31, 2009	934.70	676.53	797.87
June 30, 2009	946.21	811.08	919.32
September 30, 2009	1071.66	879.13	1057.08
December 31, 2009	1127.78	1025.21	1115.10
March 31, 2010	1174.17	1056.74	1169.43
June 30, 2010	1217.28	1030.71	1030.71
September 30, 2010	1148.67	1022.58	1141.20
December 31, 2010	1259.78	1137.03	1257.64
March 31, 2011	1343.01	1256.88	1325.83
June 30, 2011	1363.61	1265.42	1320.64
September 30, 2011	1353.22	1119.46	1131.42
December 31, 2011	1285.09	1099.23	1257.60
March 31, 2012	1416.51	1277.06	1408.47
June 30, 2012	1419.04	1278.04	1362.16
September 30, 2012	1465.77	1334.76	1440.67
December 31, 2012	1461.40	1353.33	1426.19
March 31, 2013	1569.19	1457.15	1569.19
June 30, 2013	1669.16	1541.61	1606.28
September 30, 2013	1725.52	1614.08	1681.55
December 31, 2013	1848.36	1655.45	1848.36
March 31, 2014	1878.04	1741.89	1872.34
April 2, 2014	1890.90	1885.52	1890.90

PPS-11

The following graph sets forth the historical performance of the Index based on the daily closing levels from January 2, 2008 to April 2, 2014.  The closing level of the Index on April 2, 2014 was 1,890.90.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-12

Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, except with respect to the discussion under “Non-U.S. Holders” below, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing derivative contract with respect to the Index.

If your Notes are properly treated as a contingent income-bearing derivative contract, you will likely be taxed on any interest payments you receive on the Notes as ordinary income in accordance with your regular method of accounting for U.S. federal income tax purposes.  In addition, you should recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time and your tax basis in the Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.  However, it is possible that you should recognize ordinary income upon the sale of your Notes to the extent of the portion of the sale proceeds that relates to accrued interest payments that you have not yet included in ordinary income.  Any character mismatch arising from your inclusion of ordinary income in respect of any interest payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments.  Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed any interest payments that are made on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Index that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes and any interest payments to be made on the Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying

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prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Factors—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.”  The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which would, if finalized in their current form, impose U.S. federal withholding tax on “dividend equivalent” payments made on certain financial instruments linked to U.S. corporations (which the proposed regulations refer to as “specified ELIs”) that are owned by non-U.S. holders.  According to a notice issued by the Internal Revenue Service on March 4, 2014, the Internal Revenue Service intends to issue regulations providing that the term “specified ELI” will exclude any instrument issued prior to 90 days after the date when the proposed regulations under Section 871(m) are finalized.  Accordingly, we anticipate that non-U.S. holders of the Notes will not be subject to tax under Section 871(m) of the Internal Revenue Code.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL TERMS OF THE NOTES

The Calculation Agent will determine the Reference Rate as set forth under “Reference Assets—Floating Interest Rate—LIBOR” in the prospectus supplement; provided that each reference to “the second London banking day immediately following that interest determination date” under “Reference Assets—Floating Interest Rate—LIBOR” in the prospectus supplement will be deemed to refer to “the interest determination date.”  Notwithstanding anything to the contrary in the prospectus supplement, with respect to a calendar day on which the Reference Rate is to be determined, the “interest determination date” will be (i) such calendar day, if such calendar day is a London business day, or (ii) the London business day immediately preceding such calendar day, if such calendar day is not a London business day.

Notwithstanding anything to the contrary contained herein, (1) each reference to “BBA” on page S-79 of the prospectus supplement will be deemed to refer to “IntercontintentalExchange Group”.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.  The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

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PRINCIPAL AT RISK CALLABLE FIXED RATE DUAL RANGE ACCRUAL USD LIBOR AND S&P 500® INDEX

LINKED NOTES DUE APRIL 29, 2024

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED JULY 19, 2013, THE PROSPECTUS SUPPLEMENT

DATED JULY 19, 2013 AND THE INDEX SUPPLEMENT DATED JULY 19, 2013)